

Mail Stop 3720

June 26, 2007

Via U.S. Mail and Fax (011-44-20-7356-5731)
Mr. Hanif Lalani
Group Finance Director
British Telecommunications PLC
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

      RE: **RE: British Telecommunications PLC**
            Form 20-F for the fiscal year ended March 31, 2006
            Filed May 31, 2006
            File Number 2-94004

Dear Mr. Lalani:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director